Exhibit (a)(1)(J)

Amendment and Supplement No. 1
to the

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of

NEW PLAN EXCEL REALTY TRUST, INC.

at
$33.15 Net Per Share
by
Super MergerSub Inc.

an affiliate of

Centro Properties Limited

and to the related Letter of Transmittal

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 4, 2007, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

This Amendment and Supplement No. 1 (this “Supplement”) amends and supplements, as set forth below, the Offer to Purchase, dated March 8, 2007 (together with any amendments or supplements thereto, including this Supplement, the “Offer to Purchase”), and the related Letter of Transmittal, dated March 8, 2007 (together with any amendments or supplements thereto, including this Supplement, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), each relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase for cash all outstanding shares of common stock, $.01 par value per share (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 27, 2007 (together with any amendments or supplements thereto, the “Merger Agreement”), among New Plan, Excel Realty Partners, L.P., a Delaware limited partnership (the “DownREIT Partnership”), Super IntermediateCo LLC, a Maryland limited liability company and our direct parent (“Parent”), Purchaser and Super DownREIT MergerSub LLC, a Delaware limited liability company (“DownREIT MergerSub” and, together, with Parent and Purchaser, the “Buyer Parties”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into New Plan, and New Plan will be the surviving corporation (the “Merger”). In addition, in connection with the Offer and the Merger, DownREIT MergerSub will be merged with and into the DownREIT Partnership, and the DownREIT Partnership will be the surviving entity (the “DownREIT Merger” and, together with the Merger, the “Mergers”).

This Supplement should be read together with the Offer to Purchase and the related Letter of Transmittal. All references to and requirements regarding the Offer to Purchase and the Letter of Transmittal shall be deemed to refer to the Offer to Purchase and the Letter of Transmittal, respectively, as amended and supplemented by this Supplement. Except as set forth herein, all terms and conditions of the Offer remain unchanged and in full force and effect.

If you desire to tender your Shares pursuant to the Offer and you are required to deliver a Letter of Transmittal (or a manually executed copy thereof) as described in Section 3—“Procedures for Tendering Shares” of the Offer to Purchase, you must still use the Letter of Transmittal previously mailed to you. If you have already properly tendered your Shares pursuant to the Offer, you need not take further action. Tenders of Shares (whether previously or hereafter delivered) may only be withdrawn in the manner described in the Offer to Purchase.

*  *  *  *  *

The date of this Supplement is March 21, 2007.

Amendment and Supplement to the Offer to Purchase

The Offer to Purchase is hereby amended and supplemented by adding the following paragraph at the end of Section 15—“Certain Legal Matters” on page 47 of the Offer to Purchase:

Certain Litigation.   On March 5, 2007, a purported stockholder class action lawsuit related to the Offer and the Merger was filed in the Supreme Court of the State of New York, County of Nassau, Jim Worthey v. New Plan Excel Realty Trust, Inc., et al. (Index No. 07-003947), naming Centro Properties Group and Centro Retail Trust as defendants (the “Centro Defendants”). The lawsuit also named New Plan and each of New Plan’s directors as defendants. This lawsuit alleges, among other things, that New Plan’s directors breached their fiduciary duties to stockholders by approving the Merger Agreement and claims that the price per share fixed by the Merger Agreement is inadequate and unfair. In addition, the lawsuit alleges that New Plan and the Centro Defendants aided and abetted such alleged breach of fiduciary duty by New Plan’s directors. The lawsuit seeks, among other things, class action status and to enjoin the consummation of the Offer, the Merger and the related transactions. The Centro Defendants, if served, and New Plan intend to vigorously defend the action. However, there can be no assurance as to the outcome of the litigation. An adverse preliminary or final judgment could have a material adverse effect on the completion of Offer and the Mergers.

Amendment and Supplement to the Letter of Transmittal

The Letter of Transmittal is hereby amended and supplemented by deleting, in the first sentence of the second full paragraph on page 10 thereof, the language “and no fractional shares will be purchased.”

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of New Plan or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Overnight Courier:

Computershare Trust Company, N.A. P.O. Box 43011 Providence, Rhode Island 02940-3011 Attention: Corporate Actions Department	Computershare Trust Company, N.A. 250 Royall Street Canton, Massachusetts 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 750-5836

Banks and Brokers Call Collect: (212) 750-5833